Mail Stop 3010

May 11, 2009

Via U.S. Mail and Facsimile 805.773.8079

Mr. Jack Williams
Chief Financial Officer and Vice President – Finance
Pismo Coast Village, Inc.
165 S. Dolliver Street
Pismo Coast, CA 93449

> **Re:** **Pismo Coast Village, Inc.**
> **Form 10-K for fiscal year ended September 30, 2008**
> **Filed December 22, 2008**
> **File No. 0-8463**

Dear Mr. Williams:

We have reviewed your response letter dated April 8, 2009 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the fiscal year ended September 30, 2008

General

1.   We have reviewed your response to our prior comment 3. Please clarify whether you intend to include disclosure in your future filings as to the reason why you do not have an audit committee financial expert as required by Item 407(d)(5)(i)(C) of Regulation S-K.

Item 13. Exhibits

2.   We note your responses to our prior comments 1 and 8. Please tell us with specificity when you intend to file these agreements as exhibits. Further, please

tell us why you have not filed the employment agreement with Mr. Jamison or provide us with a detailed legal analysis as to why you believe you are not required to file this agreement. Please refer to Item 601(b)(10) of Regulation S-K.

3.   We have reviewed your response to our prior comment 9. Please note that pursuant to Item 406(c)(1) the code of ethics must be filed as an exhibit to your annual report, and that your Item 406 obligation cannot be satisfied through filing the code of ethics as an exhibit to another periodic or current report. Please clarify for us how you intend to specifically address your obligations under Item 406 of Regulation S-K.

4.   We note your response to prior comment 10, yet your response does not address the omission of a signature from your controller or principal accounting officer from this Form 10-K. As previously requested, please tell us how you intend to satisfy this requirement.

5.   We note in response to prior comment 10 that you identify Mr. Jay Jamison as your principal executive officer. We further note that the certifications required by Section 302 and 906 of the Sarbanes-Oxley Act and included as Exhibits 31 and 32 to your annual report have been signed by Mr. Jerald Pettibone. These certifications should be signed by your principal executive officer. Please tell us why you believe it is appropriate for these certifications to be signed by Mr. Pettibone and not Mr. Jamison. Alternatively, please file an amendment to the 10-K that includes the entire periodic report and a new, corrected certification.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Kristina Aberg, Attorney-Advisor, at 202.551.3404 or Jay Mumford, Attorney-Advisor, at 202.551.3637 with any questions.

Sincerely,

Kevin Woody
Accounting Branch Chief